Exhibit 99.1

NICE Reports 24% Year-Over-Year Cloud Revenue Growth,
 Exceeding High End of Guidance for Both Total Revenue and EPS

•	Total revenue growth of 15% year over year
•	Cloud ARR exceeds $2 billion
•	Company reiterates full-year total revenue guidance and raises EPS guidance
•	Record high operating margin driving operating cash flow of $159 million

Hoboken, New Jersey, November 14, 2024 - NICE (NASDAQ: NICE) today announced results for the third quarter ended September 30, 2024, as compared to the corresponding period of the previous year.

Third Quarter 2024 Financial Highlights

GAAP	Non-GAAP
Total revenue was $690.0 million and increased 15%	Total revenue was $690.0 million and increased 15%
Cloud revenue was $500.1 million and increased 24%	Cloud revenue was $500.1 million and increased 24%
Operating income was $141.4 million and increased 24%	Operating income was $220.8 million and increased 20%
Operating margin was 20.5% compared to 18.9% last year	Operating margin was 32.0% compared to 30.6% last year
Diluted EPS was $1.86 and increased 34%	Diluted EPS was $2.88 and increased 27%
Operating cash flow was $159.0 million and increased 32%

“We are pleased to report another stellar quarter in which our financial performance and continued innovation are redefining our competitive edge, propelling us far ahead of the industry and solidifying NICE as the go-to partner for enterprises across the globe,” said Barak Eilam, CEO of NICE. “Total revenue of $690 million increased 15% compared to the same period last year, and robust profitability, marked by a 140-basis point increase in non-GAAP operating margin to a record 32%, an impressive 27% leap in non-GAAP EPS to $2.88, and another exceptional quarter of operating cash flow of $159 million, are setting new industry benchmarks.”

Mr. Eilam continued, “We owe these great results to the power of our cutting-edge AI innovation, where we delivered an outstanding quarter and an acceleration in deal signings and bookings for our CXone AI offerings, including Copilot, Autopilot and Autosummary. Our strength in AI-powered automated customer service and our market leading CXone platform, are reshaping the industry landscape as we continue to displace multiple on-premises and cloud customer service solution providers.”

GAAP Financial Highlights for the Third Quarter Ended September 30:

Revenues: Third quarter 2024 total revenues increased 15% to $690.0 million compared to $601.3 million for the third quarter of 2023.

Gross Profit: Third quarter 2024 gross profit was $460.3 million compared to $410.4 million for the third quarter of 2023. Third quarter 2024 gross margin was 66.7% compared to 68.2% for the third quarter of 2023.

Operating Income: Third quarter 2024 operating income increased 24% to $141.4 million compared to $113.6 million for the third quarter of 2023. Third quarter 2024 operating margin was 20.5% compared to 18.9% for the third quarter of 2023.

Net Income: Third quarter 2024 net income increased 31% to $120.9 million compared to $92.4 million for the third quarter of 2023. Third quarter 2024 net income margin was 17.5% compared to 15.4% for the third quarter of 2023.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the third quarter of 2024 increased 34% to $1.86 compared to $1.39 in the third quarter of 2023.

Cash Flow and Cash Balance: Third quarter 2024 operating cash flow was $159.0 million. In the third quarter 2024, $86.4 million was used for share repurchases. As of September 30, 2024, total cash and cash equivalents, and short-term investments were $1,526.7 million. Our debt was $458.4 million, resulting in net cash and investments of $1,068.3 million.

Non-GAAP Financial Highlights for the Third Quarter Ended September 30:

Revenues: Third quarter 2024 total revenues increased 15% to $690.0 million compared to $601.3 million for the third quarter of 2023.

Gross Profit: Third quarter 2024 gross profit was $490.3 million compared to $434.4 million for the third quarter of 2023. Third quarter 2024 gross margin was 71.1% compared to 72.2% for the third quarter of 2023.

Operating Income: Third quarter 2024 operating income increased 20% to $220.8 million compared to $183.9 million for the third quarter of 2023. Third quarter 2024 operating margin was 32.0% compared to 30.6% for the third quarter of 2023.

Net Income: Third quarter 2024 net income increased 24% to $186.9 million compared to $150.6 million for the third quarter of 2023. Third quarter 2024 net income margin was 27.1% compared to 25.0% for the third quarter of 2023.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the third quarter of 2024 increased 27% to $2.88 compared to $2.27 in the third quarter of 2023.

Full-Year 2024 Guidance:

The Company is reiterating its full-year 2024 non-GAAP total revenues to be in an expected range of $2,715 million to $2,735 million, representing 15% growth at the midpoint compared to full-year 2023.

The Company increased full-year 2024 non-GAAP fully diluted earnings per share which are expected to be in a range of $10.95 to $11.15, representing 26% growth at the midpoint compared to full-year 2023.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, November 14, 2024, at 8:30 AM ET, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. A live webcast and replay will be available on the Investor Relations page of the Company’s website. To access, please register by clicking here: https://www.nice.com/investor-relations/upcoming-event.

Explanation of Non-GAAP measures
Non-GAAP financial measures are included in this press release. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation, amortization of acquired intangible assets, acquisition related and other expenses, amortization of discount on debt and loss from extinguishment of debt and the tax effect of the Non-GAAP adjustments.

The Company believes that these Non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business. We believe Non-GAAP financial measures are useful to investors as a measure of the ongoing performance of our business. Our management regularly uses our supplemental Non-GAAP financial measures internally to understand, manage and evaluate our business and to make financial, strategic and operating decisions. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The Company provides guidance only on a Non-GAAP basis. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures, including the impact of future possible business acquisitions. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Investor Relations Contact
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe”, “expect”, “seek”, “may”, “will”, “intend”, “should”, “project”, “anticipate”, “plan”, and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, performance, future plans and strategies, projections, anticipated events and trends, the economic environment, and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant uncertainties, contingencies, and risks, including, economic, competitive and other factors, which are difficult to predict and many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East, that may disrupt our business and the global economy and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this press release speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

###

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2024	2023
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$666,734	$511,795
Short-term investments	859,955	896,044
Trade receivables	629,850	585,154
Debt hedge option	-	121,922
Prepaid expenses and other current assets	213,560	197,967

Total current assets	2,370,099	2,312,882

LONG-TERM ASSETS:
Property and equipment, net	187,447	174,414
Deferred tax assets	222,268	178,971
Other intangible assets, net	246,037	305,501
Operating lease right-of-use assets	96,743	104,565
Goodwill	1,853,115	1,821,969
Prepaid expenses and other long-term assets	212,904	219,332

Total long-term assets	2,818,514	2,804,752

TOTAL ASSETS	$5,188,613	$5,117,634

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$71,349	$66,036
Deferred revenues and advances from customers	333,968	302,649
Current maturities of operating leases	13,065	13,747
Debt	458,360	209,229
Accrued expenses and other liabilities	548,048	528,660

Total current liabilities	1,424,790	1,120,321

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	55,223	52,458
Operating leases	95,206	102,909
Deferred tax liabilities	9,887	8,596
Debt	-	457,081
Other long-term liabilities	23,261	21,769

Total long-term liabilities	183,577	642,813

SHAREHOLDERS' EQUITY
Nice Ltd's equity	3,567,727	3,341,132
Non-controlling interests	12,519	13,368

Total shareholders' equity	3,580,246	3,354,500

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$5,188,613	$5,117,634

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2024	2023	2024	2023
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Cloud	$500,114	$403,324	$1,450,213	$1,152,839
Services	149,857	160,220	446,381	479,022
Product	39,992	37,800	117,078	122,455
Total revenue	689,963	601,344	2,013,672	1,754,316

Cost of revenue:
Cloud	178,923	140,564	519,603	407,144
Services	44,652	45,292	137,401	140,216
Product	6,111	5,130	20,134	19,935
Total cost of revenue	229,686	190,986	677,138	567,295

Gross profit	460,277	410,358	1,336,534	1,187,021

Operating expenses:
Research and development, net	91,500	84,848	265,854	241,589
Selling and marketing	152,778	144,171	465,438	444,614
General and administrative	74,620	67,713	213,600	188,256
Total operating expenses	318,898	296,732	944,892	874,459

Operating income	141,379	113,626	391,642	312,562

Financial and other income, net	(12,280)	(7,037)	(41,934)	(25,108)

Income before tax	153,659	120,663	433,576	337,670
Taxes on income	32,738	28,310	90,497	81,021
Net income	$120,921	$92,353	$343,079	$256,649

Earnings per share:
Basic	$1.91	$1.46	$5.41	$4.03
Diluted	$1.86	$1.39	$5.22	$3.86

Weighted average shares outstanding:
Basic	63,397	63,422	63,403	63,693
Diluted	64,838	66,223	65,741	66,438

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	September 30,		September 30,
	2024	2023	2024	2023
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$120,921	$92,353	$343,079	$256,649
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	52,964	42,269	156,244	126,148
Share-based compensation	47,252	46,213	133,882	130,488
Amortization of premium and discount and accrued interest on marketable securities	(3,398)	998	(6,726)	2,044
Deferred taxes, net	(27,542)	(13,915)	(38,949)	(30,787)
Changes in operating assets and liabilities:
Trade Receivables, net	(41,462)	(25,807)	(40,032)	(17,720)
Prepaid expenses and other current assets	17,164	(315)	27,665	(22,361)
Operating lease right-of-use assets	3,273	3,182	9,926	8,685
Trade payables	(2,293)	11,632	4,646	784
Accrued expenses and other current liabilities	22,149	20,835	(21,555)	(28,691)
Deferred revenue	(28,094)	(54,485)	22,187	(39,662)
Operating lease liabilities	(2,748)	(4,140)	(10,524)	(11,541)
Amortization of discount on long-term debt	430	1,166	1,404	3,449
Loss from extinguishment of debt	-	-	-	37
Other	345	624	1,872	3,412
Net cash provided by operating activities	158,961	120,610	583,119	380,934

Investing Activities

Purchase of property and equipment	(10,419)	(5,507)	(27,395)	(23,126)
Purchase of Investments	(138,219)	(9,284)	(575,332)	(200,643)
Proceeds from sales of marketable investments	60,125	134,486	628,246	307,038
Capitalization of internal use software costs	(16,812)	(12,479)	(47,986)	(41,106)
Payments for business acquisitions, net of cash acquired	(44,507)	(18,405)	(44,507)	(18,405)
Net cash provided by (used in) investing activities	(149,832)	88,811	(66,974)	23,758

Financing Activities

Proceeds from issuance of shares upon exercise of options	28	43	2,340	1,767
Purchase of treasury shares	(86,437)	(89,506)	(274,040)	(219,417)
Dividends paid to noncontrolling interest	-	-	(2,681)	(1,480)
Repayment of debt	-	(23)	(87,435)	(1,557)
Net cash used in financing activities	(86,409)	(89,486)	(361,816)	(220,687)

Effect of exchange rates on cash and cash equivalents	4,508	(2,824)	1,260	(1,111)

Net change in cash, cash equivalents and restricted cash	(72,772)	117,111	155,589	182,894
Cash, cash equivalents and restricted cash, beginning of period	$741,675	$598,879	$513,314	$533,096

Cash, cash equivalents and restricted cash, end of period	$668,903	$715,990	$668,903	$715,990

Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheet:
Cash and cash equivalents	$666,734	$713,090	$666,734	$713,090
Restricted cash included in other current assets	$2,169	$2,900	$2,169	$2,900
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$668,903	$715,990	$668,903	$715,990

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2024	2023	2024	2023
GAAP revenues	$689,963	$601,344	$2,013,672	$1,754,316
Non-GAAP revenues	$689,963	$601,344	$2,013,672	$1,754,316

GAAP cost of revenue	$229,686	$190,986	$677,138	$567,295
Amortization of acquired intangible assets on cost of cloud	(24,278)	(18,967)	(73,778)	(57,732)
Amortization of acquired intangible assets on cost of product	-	(260)	(410)	(766)
Cost of cloud revenue adjustment (1,2)	(3,175)	(2,160)	(9,029)	(6,360)
Cost of services revenue adjustment (1)	(2,511)	(3,016)	(7,506)	(8,764)
Cost of product revenue adjustment (1)	(30)	384	(90)	106
Non-GAAP cost of revenue	$199,692	$166,967	$586,325	$493,779

GAAP gross profit	$460,277	$410,358	$1,336,534	$1,187,021
Gross profit adjustments	29,994	24,019	90,813	73,516
Non-GAAP gross profit	$490,271	$434,377	$1,427,347	$1,260,537

GAAP operating expenses	$318,898	$296,732	$944,892	$874,459
Research and development (1,2)	(6,734)	(8,224)	(22,361)	(24,405)
Sales and marketing (1,2)	(14,944)	(12,376)	(42,326)	(36,533)
General and administrative (1,2)	(22,154)	(22,348)	(59,414)	(57,703)
Amortization of acquired intangible assets	(5,613)	(3,308)	(15,824)	(12,251)
Valuation adjustment on acquired deferred commission	1	30	24	106
Non-GAAP operating expenses	$269,454	$250,506	$804,991	$743,673

GAAP financial and other income, net	$(12,280)	$(7,037)	$(41,934)	$(25,108)
Amortization of discount and loss of extinguishment on debt	(430)	(1,166)	(1,404)	(3,486)
Change in fair value of contingent consideration	(36)	(239)	(115)	(817)
Non-GAAP financial and other income, net	$(12,746)	$(8,442)	$(43,453)	$(29,411)

GAAP taxes on income	$32,738	$28,310	$90,497	$81,021
Tax adjustments re non-GAAP adjustments	13,886	13,372	42,665	37,473
Non-GAAP taxes on income	$46,624	$41,682	$133,162	$118,494

GAAP net income	$120,921	$92,353	$343,079	$256,649
Amortization of acquired intangible assets	29,891	22,535	90,012	70,749
Valuation adjustment on acquired deferred commission	(1)	(30)	(24)	(106)
Share-based compensation (1)	48,731	47,287	137,997	133,206
Acquisition related and other expenses (2)	817	453	2,729	453
Amortization of discount and loss of extinguishment on debt	430	1,166	1,404	3,486
Change in fair value of contingent consideration	36	239	115	817
Tax adjustments re non-GAAP adjustments	(13,886)	(13,372)	(42,665)	(37,473)
Non-GAAP net income	$186,939	$150,631	$532,647	$427,781

GAAP diluted earnings per share	$1.86	$1.39	$5.22	$3.86

Non-GAAP diluted earnings per share	$2.88	$2.27	$8.10	$6.44

Shares used in computing GAAP diluted earnings per share	64,838	66,223	65,741	66,438

Shares used in computing non-GAAP diluted earnings per share	64,838	66,223	65,741	66,438

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based compensation
		Quarter ended		Year to date
		September 30,		September 30,
		2024	2023	2024	2023

	Cost of cloud revenue	$3,175	$2,160	$8,967	$6,360
	Cost of services revenue	2,511	3,016	7,506	8,764
	Cost of product revenue	30	(384)	90	(106)
	Research and development	6,734	8,224	22,031	24,405
	Sales and marketing	14,937	12,351	41,676	36,508
	General and administrative	21,344	21,920	57,727	57,275
		$48,731	$47,287	$137,997	$133,206

(2)	Acquisition related and other expenses
		Quarter ended		Year to date
		September 30,		September 30,
		2024	2023	2024	2023

	Cost of cloud revenue	$-	$-	$62	$-
	Research and development	-	-	330	-
	Sales and marketing	7	25	650	25
	General and administrative	810	428	1,687	428
		$817	$453	$2,729	$453

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP NET INCOME TO NON-GAAP EBITDA
U.S. dollars in thousands

	Quarter ended		Year to date
	September 30,		September 30,
	2024	2023	2024	2023
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP net income	$120,921	$92,353	$343,079	$256,649
Non-GAAP adjustments:
Depreciation and amortization	52,964	42,269	156,244	126,148
Share-based compensation	47,252	46,213	133,882	130,488
Financial and other income, net	(12,280)	(7,037)	(41,934)	(25,108)
Acquisition related and other expenses	817	453	2,729	453
Valuation adjustment on acquired deferred commission	(1)	(30)	(24)	(106)
Taxes on income	32,738	28,310	90,497	81,021
Non-GAAP EBITDA	$242,411	$202,531	$684,473	$569,545

NICE LTD. AND SUBSIDIARIES
NON-GAAP RECONCILIATION - FREE CASH FLOW FROM CONTINUING OPERATIONS
U.S. dollars in thousands

	Quarter ended		Year to date
	September 30,		September 30,
	2024	2023	2024	2023
	Unaudited	Unaudited	Unaudited	Unaudited

Net cash provided by operating activities	$158,961	$120,610	$583,119	$380,934

Purchase of property and equipment	(10,419)	(5,507)	(27,395)	(23,126)
Capitalization of internal use software costs	(16,812)	(12,479)	(47,986)	(41,106)

Free Cash Flow (a)	$131,730	$102,624	$507,738	$316,702

(a)
Free cash flow from continuing operations is defined as operating cash flows from continuing operations less capital expenditures of the continuing operations and less capitalization of internal use software costs.